UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOWER INTERNATIONAL, INC.

(Name of Subject Company)

TOWER INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer and President

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Kate Basmagian, Esq.

Robert Bee, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262–6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Tower International, Inc., a Delaware corporation (“Tower”), with the U.S. Securities and Exchange Commission on August 15, 2019, relating to the tender offer by Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of Tower’s Common Stock (the “Shares”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Confidentiality Agreement

Item 3 of the Schedule 14D-9 and the disclosure under “Confidentiality Agreement” are hereby amended and supplemented by replacing the second paragraph in the section titled “Confidentiality Agreement” on page 16 of the Schedule 14D-9 with the following:

“The Confidentiality Agreement includes a customary standstill provision for the benefit of the Company that expires on July 31, 2020. The Confidentiality Agreement includes a provision that precludes such affiliate from requesting permission from the Company to enter into any discussions, negotiations, arrangements or understandings with respect to various types of acquisition transactions. However, the Confidentiality Agreement does not restrict such affiliate from making any proposal directly to our Board of Directors or a Contact Person (as defined in the Confidentiality Agreement) on a confidential basis so long as such proposal does not require any party to make a public announcement regarding the Confidentiality Agreement or such proposal.”

Item 4.	The Solicitation or Recommendation.

Background of the Offer and Merger.

Item 4 of the Schedule 14D-9 and the disclosure under “Background of the Offer and Merger” are hereby amended and supplemented by:

(a) replacing the second sentence of the seventh paragraph on page 20 of the Schedule 14D-9 with the following:

“Each of the confidentiality agreements contained an 18 month “standstill” provision, which term was subsequently amended with respect to Parent on January 31, 2019. The confidentiality agreements include a provision that precludes Parent and Company A from requesting permission from the Company to enter into any discussions, negotiations, arrangements or understandings with respect to various types of acquisition transactions. However, the confidentiality agreements do not restrict such parties from making any proposal directly to our Board of Directors or certain of our representatives on a confidential basis so long as such proposal does not require any party to make a public announcement regarding the confidentiality agreement or such proposal.”

(b) replacing the first full paragraph on page 24 of the Schedule 14D-9 with the following:

“On January 31, 2019, Tower entered into an amendment to its Confidentiality Agreement with Parent to extend the overall term of the Confidentiality Agreement and the term of certain provisions therein, including amending the term of the customary standstill provision for the benefit of the Company to expire on July 31, 2020.”

(c) inserting the following sentence after the last sentence of the carryover paragraph on page 28-29 of the Schedule 14D-9:

“The Company is not aware of any fees paid to Houlihan Lokey for investment banking, financial advisory or other financial or consulting services provided to the Company during the prior two years.”

Certain Unaudited Prospective Financial Information.

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by:

(a) inserting the following text at the end of Footnote (1) to the Initial Company Projections and Updated Company Projections Tables on page 37 of the Schedule 14D-9:

“The Initial Company Projections and the Updated Company Projections did not reflect a breakdown of the components of Adjusted EBITDA for the years ending December 31, 2020, 2021, 2022 or 2023. The projected Adjusted EBITDA in the Initial Company Projections for the year ending December 31, 2019 included a $9.5 million adjustment for long-term compensation expense. The projected Adjusted EBITDA in the Updated Company Projections for the year ending December 31, 2019 included a $9.3 million adjustment for long-term compensation expense and a $0.2 million adjustment for restructuring and asset impairment charges.”

(b) replacing the third and fourth sentences of the paragraph immediately before the section titled “Important additional information regarding the Company Projections” on page 37 of the Schedule 14D-9 with the following:

“The Base Case calculated our terminal value Adjusted EBITDA based on average forecasted Adjusted EBITDA margins for each of the fiscal years ending December 31, 2020, 2021, 2022 and 2023 and an assumed perpetual growth rate of 2%, resulting in a total of $226.9 million. The Midcycle Case calculated our terminal value Adjusted EBITDA based on the average forecasted Adjusted EBITDA for each of the fiscal years ending December 31, 2019, 2020, 2021, 2022 and 2023, resulting in a total of $204.7 million.”

Opinions of Financial Advisors.

Opinion of J.P. Morgan

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of J.P. Morgan” are hereby amended and supplemented by:

(a) replacing the text of the first parenthetical of the second sentence of the second paragraph in the section titled “Discounted Cash Flow Analysis” on page 44 of the Schedule 14D-9 with the following:

“(which range was provided by the management of the Company based upon its view of industry trends)”

(b) replacing the text of the last two sentences of the second paragraph in the section titled “Discounted Cash Flow Analysis” on page 44 of the Schedule 14D-9 with the following:

“J.P. Morgan also took into account the value of additional tax savings from the usage of net operating losses and research and development credit carry forwards of the Company for the projections period, which were discounted, in each case, to present values using the same discount range of 10.25% to 11.25%. The present values, in each case, were then adjusted to take into account the Company’s net debt of $49 million and capitalized financing leases of $163 million (excluding after tax underfunded pension and other post-employment benefits liabilities) as of March 31, 2019 to derive implied equity values for the Company.”

(c) replacing the text of the sentence after the caption “Analyst Price Target.” in the section titled “Other Information” on page 44 of the Schedule 14D-9 with the following:

“For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the range of the two publicly available equity research analyst price targets for the Company’s common stock available as of July 8, 2019, and noted that such price target range was $28.00 per share to $40.00 per share, and compared that price target range to (a) the closing price per share of the Company’s common stock of $18.80 as of July 8, 2019, and (b) the proposed cash consideration of $31.00 per share of the Company’s common stock.”

Opinions of Financial Advisors.

Opinion of Houlihan Lokey

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Houlihan Lokey” are hereby amended and supplemented by replacing the text of the second sentence of the section titled “Discounted Cash Flow Analysis” on page 52 of the Schedule 14D-9 with the following:

“Houlihan Lokey applied perpetual growth rates ranging from 1.5% to 2.5% (which range was provided by the management of the Company based upon its view of industry trends) and discount rates ranging from 10.0% to 12.0% taking into account Houlihan Lokey’s estimate of the Company’s weighted average cost of capital.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Certain Litigation” are hereby amended and supplemented by inserting the following at the end of this section:

“The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the Complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the Complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2019	Tower International, Inc.

By: /s/ James C. Gouin
Name: James C. Gouin
Title: Chief Executive Officer and President